FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 12, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
_____________________________________
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A. INDEX TO EXHIBITS
Item
1.	Press release dated January 8, 2004.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)
Dated: January 12, 2004	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
Thursday, January 8, 2004

MILLICOM INTERNATIONAL CELLULAR S.A. REACHED 4 MILLION
PROPORTIONAL SUBSCRIBERS AT THE END OF 2003

• Highest ever quarterly additions in total subscribers*(i) • 30% underlying annual growth in total subscribers*(i) • 28% underlying annual growth in proportional subscribers*(i)

New York and Luxembourg -- January 8, 2004 -- Millicom International Cellular S.A. (MIC) (Nasdaq Stock Market: MICC), the global telecommunications investor, announced today that in the fourth quarter of 2003 its worldwide operations in Asia, Latin America and Africa added 386,701 total net new cellular subscribers. Total underlying subscriber additions excluding El Salvador for the fourth quarter were the highest on record. On a proportional basis, MIC added 218,931 subscribers, bringing the total at December 31, 2003 to more than 4 million.

At December 31, 2003, MIC’s worldwide cellular subscriber base increased to 5,690,542 cellular subscribers from 4,002,911 as at December 31, 2002. Particularly significant percentage increases were recorded in Ghana, Senegal, Mauritius, Sri Lanka and Vietnam. Both Asia and Africa recorded their best ever quarter in terms of total subscriber growth with additions of respectively 239,390 and 129,761 subscribers. For Asia, this represented an increase in total subscribers of 45% from December 31, 2002 and 10% from September 30, 2003 and for Africa, an increase of 63% from December 31, 2002 and 24% from September 30, 2003.

At December 31, 2003, MIC’s proportional subscriber base increased to 4,025,577 from 2,784,187 at December 31, 2002, an increase of 44%.

Cellular Operations including El Salvador (i)

	Proportional (ii) Subs at Dec 31, 2003	Proportional (ii) Subs at Dec 31, 2002*	Annualized Increase	Total Subs at Dec 31, 2003	Total Subs at Dec 31, 2002*	Annualized Increase

Asia	1,678,336	1,158,253	45%	2,677,149	1,841,537	45%
Latin America	1,883,809	1,359,437	38%	2,351,889	1,755,124	34%
Africa	463,432	266,497	72%	661,504	406,250	63%

Total Cellular Ops	4,025,577	2,784,187	44%	5,690,542	4,002,911	42%

(i)	All numbers and comparatives exclude divested operations

(ii)	Proportional subscribers are calculated as the sum of MIC’s percentage ownership of subscribers in each operation.

* Excluding El Salvador, which was re-consolidated in September 2003

Within the 4,025,577 proportional cellular subscribers reported at the end of the fourth quarter, 3,550,322 were pre-paid customers. Excluding El Salvador, proportional pre-paid subscribers increased by 32% from December 2002. Pre-paid subscribers currently represent 88% of gross reported proportional cellular subscribers.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries.

This press release may contain certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 (0) 20 7321 5022
Shared Value Ltd, London

Visit MIC’s homepage at http://www.millicom.com